Exhibit 99.2

Recon Technology Announces Closing of $8 million Registered Direct Offering

BEIJING, March 17, 2023 /PRNewswire/ -- Recon Technology, Ltd. (NASDAQ: RCON) ("Recon" or the "Company") announced today the closing of its previously announced registered direct offering with certain accredited investors to purchase approximately $8 million worth of its Class A ordinary shares (or pre-funded warrants to purchase Class A ordinary shares in lieu thereof) in a registered direct offering, and Class A ordinary shares warrants in a concurrent private placement, for proceeds of approximately $8 million. In addition, ordinary share purchase warrants to purchase an aggregate of 7,950,769 ordinary shares previously issued by the Company to certain institutional investors on June 16, 2021 had the exercise price reduced to $0.80 in connection with this offering.

After deducting the placement agent's commission and other offering expenses payable by the Company, the net proceeds to the Company were approximately $7.1 million. The Company intends to use the net proceeds for general corporate purposes, including for the Company's research and development needs for current and future products, expansion of marketing efforts, and possible acquisitions of complementary assets or businesses.

Maxim Group LLC ("Maxim") acted as the sole placement agent in connection with this offering.

The securities described above were offered by the Company pursuant to a shelf registration statement on Form F-3 filed with the Securities and Exchange Commission (SEC) dated December 2, 2022, and declared effective on January 5, 2023. A prospectus supplement related to the offering were filed with the SEC on March 17, 2023 and is available on the SEC's website at http://www.sec.gov. Copies of the prospectus supplements relating to the offering may be obtained, when available, by contacting: Maxim Group LLC, 300 Park Avenue, 16th Floor, New York, NY 10022, by telephone: at (212) 895-3500.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction.

About Recon Technology, Ltd.

Recon Technology, Ltd (NASDAQ: Recon) is China's first listed non-state owned oil and gas field service company on NASDAQ. Recon supplies China's largest oil exploration companies, Sinopec (NYSE: SNP) and The China National Petroleum Corporation ("CNPC"), with advanced automated technologies, efficient gathering and transportation equipment and reservoir stimulation measure for increasing petroleum extraction levels, reducing impurities and lowering production costs. Through the years, Recon has taken leading positions on several segmented markets of the oil and gas filed service industry. Recon also has developed stable long-term cooperation relationship with its major clients. For additional information please visit: www.recon.cn.

Forward-Looking Statements

Forward-Looking Statements in this press release, which are not historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as "may," "could," "expect," "intend," "plan," "seek," "anticipate," "believe," "estimate," "predict," "potential," "continue," "likely," "will," "would" and variations of these terms and similar expressions, or the negative of these terms or similar expressions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, among others, whether we will sign any additional contracts with the North China Branch, the final revenue from providing services to the North China Branch, actual results of our solutions in the field, levels of spending in our industry as well as consumer confidence generally; changes in the competitive environment in our industry and the markets where we operate; our ability to access the capital markets; and other risks discussed in the Company's filings with the U.S. Securities and Exchange Commission, including our Annual Report on Form 20-F, which filings are available from the SEC. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

For more information, please contact:
Ms. Liu Jia
Chief Financial Officer
Recon Technology, Ltd
Phone: +86 (10) 8494-5188
Email: info@recon.cn

SOURCE Recon Technology, Ltd